SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002.

ASHANTI GOLDFIELDS COMPANY LIMITED

(Translation of Registrant's Name Into English)

Gold House, Patrice Lumumba Road
Roman Ridge, P.O. Box 2665
Accra, Ghana

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

ASHANTI GOLDFIELDS COMPANY LIMITED

PRESS RELEASE

FOR IMMEDIATE RELEASE **6 AUGUST 2002**

SECOND QUARTER REPORT 2002

Ashanti enters new phase following successful debt restructuring

Overview

Ashanti successfully completed the refinancing of its debt and moved the Group into a new phase at the end of the quarter. This was achieved through the issue of US$75.0 million of Mandatorily Exchangeable Notes (MENs), raising equity of US$41.8 million from the early exercise of warrants and obtaining a new US$200 million five year Revolving Credit Facility. As a result, the Company has retired in full, and ahead of schedule, its then existing revolving credit facility and the outstanding exchangeable notes due March 2003. In addition, the ongoing margin free trading arrangements between Ashanti and the hedge counterparties became effective on 28 June 2002.

Earnings before exceptional items for the quarter of US$18.8 million represents a 33% increase on the US$14.1 million recorded during the second quarter of 2001. Higher spot prices and reduced interest charges principally accounted for the increase in earnings. Earnings per share before exceptional items for the quarter were US$0.17 (2001: US$0.12). After charging exceptional items (refinancing and restructuring costs of US$22.5 million) however, Ashanti registered a loss of US$3.7 million for the quarter.

Total gold production for the quarter was 403,734 ounces, 8% lower than the 437,043 ounces produced in the corresponding period last year. The Geita mine again achieved record production and Bibiani, Siguiri and Freda-Rebecca mines produced above their annualised targets. Production at Obuasi was down due to lower than planned grades and metallurgical recoveries, whilst Iduapriem production was impacted by a fire in the elution circuit during the quarter.

Cash operating costs for the second quarter were US$192 per ounce, compared with US$181 per ounce last year, a US$11 increase due to lower production, wage increases and higher power costs in Ghana. Consequently, Ashanti's half year cash operating costs were US$191 per ounce, compared with US$188 per ounce in the same period last year.

On the exploration front, encouraging drilling results continued to be received on below 50 level at Obuasi, Siguiri's Bidini deposit and at Geita.

The Group improved its strong safety record with the Lost Time Injury Frequency Rate for the quarter and half year rate being reduced to 0.38 injuries per 200,000 hours worked, compared with 0.51 in the second quarter of 2001.

Construction work on the Iduapriem and Geita processing plant expansions progressed satisfactorily during the quarter and commissioning of both projects is scheduled to be on target at the end of the fourth quarter.

- Refinancing of Ashanti's debt completed ahead of schedule
- Margin free trading confirmed from Ashanti's hedge counterparties
- Quarter's earnings before exceptional items of US$18.8 million, up 33% on last year
- Geita mine achieved record production of 152,809 ounces for the quarter
- Iduapriem CIL and Geita plant expansion projects on schedule to be commissioned in the fourth quarter

Highlights	3 months to 30 June 02	3 months to 30 June 01	6 months to 30 June 02	6 months to 30 June 01
Financial (US$m)				
Turnover	141.2	139.9	278.1	269.4
EBITDA*	53.2	50.6	101.6	92.4
Profit before tax*	20.9	15.8	40.2	25.6
Earnings*	18.8	14.1	36.3	23.1
Earnings per share*(US$)	0.17	0.12	0.32	0.20

*Before refinancing and restructuring costs of US$22.5 million and US$23.5 million for the three and six months respectively ended 30 June 2002.

	3 months to 30 June 02	3 months to 30 June 01	6 months to 30 June 02	6 months to 30 June 01
Gold Production (ounces)				
Total	403,734	437,043	813,118	836,035
Attributable	385,907	416,484	777,743	798,031
Gold Price (US$ per ounce)				
Realised by Ashanti	350	320	342	322
Spot price	315	274	304	268
Production Costs (US$ per ounce)				
Cash operating costs	192	181	191	188
Royalties	9	8	9	8
Depreciation and amortisation	63	60	60	61
Total	264	249	260	257

2

Ghana

Obuasi

Obuasi's second quarter gold production of 120,051 ounces was below the annualised target for the quarter. The cash operating cost was US$205 per ounce compared with the target of US$190 per ounce. Production was affected by lower than planned mill grades and lower metallurgical recovery than the first quarter.

Mining. Underground production was 609,000 tonnes compared with 625,000 tonnes mined in the second quarter of 2001 whilst the mine grade at 7.45 g/t was 5% lower than the 7.94 g/t achieved the previous year. During the quarter, tonnage and grade were impacted by a combination of equipment failure and ground control problems in a key stoping area. Equipment availability will improve with the addition of three new six-yard scoop trams that have already been procured. A new mining face has been established replacing the 307 crosscut area in Block 8 where weak hanging wall conditions were resulting in high dilution.

Surface production commenced at the Homase open pit deposit during the quarter and the ore will be trucked to the Oxide Treatment Plant (OTP) where it will be batch processed over the next two years.

Processing. Throughput at the Sulphide Treatment Plant (STP) was 582,000 tonnes compared to 558,000 tonnes in the corresponding period last year. The head grade decreased to 6.88 g/t from 7.91 g/t whilst metallurgical recovery at the plant increased to 84.6% from 84.2% in the second quarter of 2001. Gold production was 109,006 ounces compared with 119,425 ounces in the second quarter of 2001. The lower recovery compared to the first quarter of 2002 related to lower feed grades and an abnormally high proportion of carbonaceous (graphitic) material in the mill feed which affected flotation recovery and subsequently leach recovery from the Biox® concentrate. Throughout the quarter, mill throughput and plant performance were also adversely affected by intermittent but persistent power failures and severe voltage fluctuations.

Exploration. Underground exploration continued to yield very encouraging results with 19.6g/t over 10.4 metres intersected on the west lode at 35 level in the Brown Sub-vertical Shaft (BSVS) area. Deeper drilling resulted in intersections of 21.2 g/t over 3.1 metres and 65.3g/t over 8.7 metres at 54 level and 177.5g/t over 2.1 metres at 56 level drilled from a new crosscut to the north of Kwesi Mensah Shaft (KMS) where previously reported high grade intersections were made. Apart from the good grades, the significant feature of these intersections is that they extend to the north under the old very high grade workings for which the Obuasi mine was famous.

Iduapriem/Teberebie

Second quarter gold production at Iduapriem (80% owned) and Teberebie (90% owned) mines was 39,769 ounces, 21% below the 50,125 ounces produced in the second quarter of 2001 whilst cash operating costs at US$226 per ounce compares with US$200 per ounce last year. The reduction in gold production and increase in costs were attributable to interruptions resulting from a fire on 16 May which destroyed part of the elution section of the plant and resulted in the silting up of four of the leach tanks causing damage to the tank agitators. The low recovery in the Carbon-in-leach (CIL) plant, 81.6%, was as a result of the fire damage to the leach tank agitators. By the end of the third week of June, all repairs had been effected and the CIL tanks had been refilled and the plant was operating normally. Construction work on the CIL plant expansion made good progress with the civil works completed for the new SAG mill and leach tanks. Most of the equipment for the expansion has now been procured and the project is on target for commissioning towards the end of the fourth quarter of this year.

Bibiani

In the second quarter, Bibiani produced 61,219 ounces of gold from the processing of 634,000 tonnes of ore at a grade of 3.72 g/t and at a cash operating cost of US$183 per ounce. Production for the corresponding period in 2001 was 63,137 ounces from 735,000 tonnes at a grade of 3.31 g/t and cash operating cost of US$170 per ounce. Metallurgical recovery was 80.8%, below the 85.5% achieved in 2001. The decrease was due to a higher proportion of refractory ore present in the feed.

Mining of the Mpasetia deposit commenced during the quarter. The ore is trucked to Bibiani, blended with run of mine ore and processed at the CIL plant.

Lower throughput for the quarter compared to last year was mainly due to power outages.

Guinea

Siguiri

Siguiri's gold production of 79,077 ounces for the quarter compares with 86,934 ounces produced in the corresponding period of 2001. At 2.465 million tonnes, the stacked tonnage was similar to that achieved for the same period in 2001, but the grade at 1.18 g/t was lower than the 1.46 g/t achieved the previous year. The difference in grade is due to the lower grade inventory of the remaining reserves. This production level was however, well above the first quarter of 69,142 ounces. Cash operating costs for the quarter were US$185 per ounce compared with US$190 per ounce for the same period in 2001. Drilling at the Bidini deposit continued to provide good results and is discussed in more detail under exploration below. The onset of the rainy season is expected to lead to lower production in the third quarter.

Zimbabwe

Freda-Rebecca

Freda-Rebecca gold production for the second quarter was 27,214 ounces compared with 29,987 ounces achieved in the second quarter of 2001. The cash operating costs were US$224 per ounce, a US$24 per ounce increase on the US$200 per ounce achieved in the corresponding period last year due to the difficult conditions in Zimbabwe. At 287,000 tonnes, mill throughput was 4% down on the second quarter of 2001 due to scheduled shut downs within the plant as part of the programme to rectify mechanical problems experienced in the first quarter of 2002. Plant recovery at 86.9% was similar to the 86.3% reported for the second quarter of 2001 but was an improvement on the 75.6% achieved in the first quarter of 2002 when plant and mineralogical problems affected production. The economic and political situation in Zimbabwe continues to present management with a series of difficult challenges.

Tanzania

Geita (50% owned)

Geita had an excellent quarter, producing a record 152,809 ounces at a cash operating cost of US$156 per ounce. This compares with 143,821 ounces at US$134 per ounce in the second quarter of 2001. Ashanti's share of second quarter production is 76,404 ounces. During the quarter, the contract mining capacity was successfully increased to bring it in line with the rates required for mining the expanded Nyankanga pit. Good progress was made on the secondary crushing circuit and additional leach tanks which will increase processing plant capacity to 6.0 million tonnes per annum by the beginning of 2003. Exploration drilling continues to yield encouraging results near to the existing and planned open pits and these are discussed in more detail below.

Exploration

Ashanti's exploration effort continued to focus on and around its existing mining operations.

East Africa

Tanzania

At Geita, drilling continued on a number of deposits with the objective of converting inferred resources into measured/indicated resources from which additional reserves should be determined. At Nyankanga, better drilling results included 26 metres grading 4.1 g/t, 20 metres at 4.6 g/t and 14 metres of 14.9 g/t. Mineralisation remains open along strike in the west with intersections of 19 metres grading 4.3 g/t and 19 metres at 2.5 g/t along the westernmost section drilled.

Core drilling at Geita Hill continued to produce encouraging results during the quarter with better intercepts of 43 metres grading 6.4g/t, 19 metres at 7.0 g/t, 10 metres at 8.6 g/t, 20 metres at 5.1g/t and 16 metres at 19.2 g/t. Drilling will continue on Geita Hill, NE Extensions and at Lone Cone and Nyankanga during the second half of the year.

Elsewhere in Tanzania, Ashanti continued its regional assessment of the Lake Victoria Goldfields.

West Africa

Guinea

Exploration at Siguiri focused on fully delineating the Bidini discovery south of the Eureka Hill ore body. Better downhole intercepts received from drilling at Bidini during the quarter included 68 metres grading 5.5 g/t from 79 metres, 38 metres at 2.8 g/t from 84 metres and 29 metres of 2.7 g/t from 86 metres. A preliminary resource estimate of 3.9 million tonnes grading 2.1 g/t, equivalent to 267,000 ounces of contained gold was outlined, mainly in saprolite. Additional targets were also identified south of Bidini and the adjacent Tubani deposits.

Côte d'Ivoire

Reconnaissance geochemical sampling continued on a number of permits joint ventured from Rio Tinto.

Mali

Auger sampling was undertaken on the Tinkéleni authorisation in southern Mali.

Ghana

Exploration and assessment continued on a number of prospects on and in the vicinity of the existing Bibiani, Iduapriem and Obuasi operations.

Central Africa

Democratic Republic of Congo

Preliminary site visits were made to Ashanti's Kilo gold project in northeast Congo with a view to recommencing exploration activities on this prospective gold belt during the second half of the year.

Summary of production and cash operating costs per ounce

	Obuasi	Ayanfuri	Iduapriem/ Teberebie	Bibiani	Siguiri	Freda-Rebecca	Geita	Total/ Average
3 months to 30 June 2002								
Production (ounces)	120,051	–	39,769	61,219	79,077	27,214	76,404	403,734
Cost per ounce (US$)	205	–	226	183	185	224	156	192
3 months to 30 June 2001								
Production (ounces)	130,099	4,851	50,125	63,137	86,934	29,987	71,910	437,043
Cost per ounce (US$)	192	268	200	170	190	200	134	181
6 months to 30 June 2002								
Production (ounces)	260,147	–	87,613	121,025	148,219	50,300	145,814	813,118
Cost per ounce (US$)	196	–	208	184	205	225	151	191
6 months to 30 June 2001								
Production (ounces)	261,721	11,517	96,525	121,017	156,835	56,240	132,180	836,035
Cost per ounce (US$)	192	243	211	163	215	213	139	188

Gold Production Summary

	3 months to 30 June 2002	3 months to 30 June 2001	6 months to 30 June 2002	6 months to 30 June 2001
Obuasi				
Underground Mining				
Ore production (000 tonnes)	609	625	1,199	1,241
Ore grade (g/t)	7.45	7.94	7.77	7.92
Surface Mining (Homase)				
Ore production (000 tonnes)	29	–	29	–
Ore grade (g/t)	2.48	–	2.48	–
Waste mined (000 tonnes)	72	–	72	–
Strip ratio	2.5	–	2.5	–
Sulphide Treatment Plant				
Ore processed (000 tonnes)	582	558	1,165	1,155
Head grade (g/t)	6.88	7.91	7.44	7.64
Recovery (%)	84.6	84.2	85.9	83.5
Gold produced (ounces)	109,006	119,425	239,432	236,843
Pompora Treatment Plant				
Ore processed (000 tonnes)	–	–	–	–
Head grade (g/t)	–	–	–	–
Recovery (%)	–	–	–	–
Gold produced (ounces)	21	97	195	2,087
Oxide Treatment Plant				
Ore processed (000 tonnes)	–	–	–	–
Head grade (g/t)	–	–	–	–
Recovery (%)	–	–	–	–
Gold produced (ounces)	–	–	–	–
Tailings Treatment Plant				
Ore processed (000 tonnes)	433	391	873	822
Head grade (g/t)	2.38	2.48	2.31	2.52
Recovery (%)	33.2	33.9	31.7	34.2
Gold produced (ounces)	11,024	10,577	20,520	22,791
Obuasi Total Processed				
Ore processed (000 tonnes)	1,015	949	2,038	1,977
Head grade (g/t)	4.96	5.67	5.24	5.51
Recovery (%)	74.0	75.1	75.8	74.7
Total gold produced (ounces)	120,051	130,099	260,147	261,721
Obuasi Production Distribution				
Obuasi underground (ounces)	109,027	119,522	239,627	238,930
Obuasi surface (ounces)	–	–	–	–
Obuasi tailings (ounces)	11,024	10,577	20,520	22,791
Obuasi total (ounces)	120,051	130,099	260,147	261,721
Ayanfuri				
Mining				
Ore production (000 tonnes)	–	140	–	332
Ore grade (g/t)	–	1.50	–	1.50
Waste mined (000 tonnes)	–	519	–	1,059
Strip ratio	–	3.7	–	3.2
Heap Leach				
Ore stacked (000 tonnes)	–	133	–	329
Head grade (g/t)	–	1.07	–	1.20
Recovery (%)	–	106.0	–	90.8
Gold produced (ounces)	–	4,851	–	11,517
Iduapriem				
Mining				
Ore production (000 tonnes)	1,161	1,227	2,101	2,227
Ore grade (g/t)	1.63	1.59	1.62	1.63
Waste mined (000 tonnes)	4,062	3,411	8,260	6,650
Strip ratio	3.5	2.8	3.9	3.0
CIL Plant				
Ore processed (000 tonnes)	642	685	1,298	1,341
Head grade (g/t)	1.85	1.94	1.93	1.90
Recovery (%)	81.6	95.8	91.1	95.7
Gold produced (ounces)	31,210	40,919	69,501	78,226
Heap Leach (Iduapriem/Teberebie)				
Ore stacked (000 tonnes)	306	677	805	1,135
Head grade (g/t)	1.09	0.81	1.09	0.85
Recovery (%)	79.8	52.2	64.2	51.5
Gold produced	8,559	9,206	18,112	18,299
Iduapriem total (ounces)	39,769	50,125	87,613	96,525

5

ASHANTI GOLDFIELDS COMPANY LIMITED

	3 months to 30 June 2002	3 months to 30 June 2001	6 months to 30 June 2002	6 months to 30 June 2001
Bibiani				
Mining				
Ore production (000 tonnes)	707	464	1,051	952
Ore grade (g/t)	3.85	4.13	3.68	3.93
Waste mined (000 tonnes)	3,000	3,538	6,003	7,813
Strip ratio	4.2	7.6	5.7	8.2
CIL Plant				
Ore processed (000 tonnes)	634	735	1,211	1,367
Head grade (g/t)	3.72	3.31	3.60	3.35
Recovery (%)	80.8	85.5	81.9	85.8
Gold produced (ounces)	61,219	63,137	121,025	121,017
Siguiri				
Mining				
Ore production (000 tonnes)	2,483	1,887	4,396	4,373
Ore grade (g/t)	1.21	1.46	1.22	1.35
Waste mined (000 tonnes)	1,788	1,145	4,018	3,109
Strip ratio	0.7	0.6	0.9	0.7
Heap Leach				
Ore stacked (000 tonnes)	2,465	2,474	4,855	5,067
Head grade (g/t)	1.18	1.46	1.17	1.34
Recovery (%)	84.8	74.8	81.2	71.9
Gold produced (ounces)	79,077	86,934	148,219	156,835
Freda-Rebecca				
Underground Mining				
Ore production (000 tonnes)	285	302	548	586
Ore grade (g/t)	2.96	3.80	3.09	3.62
Surface Mining				
Ore production (000 tonnes)	66	–	110	–
Ore grade (g/t)	2.61	–	2.52	–
Processing				
Ore processed (000 tonnes)	287	298	570	567
Head grade (g/t)	3.48	3.63	3.33	3.52
Recovery (%)	86.9	86.3	84.2	87.6
Gold produced (ounces)	27,214	29,987	50,300	56,240
Geita				
Surface Mining				
Ore mined (000 tonnes)	1,023	1,350	2,839	2,157
Grade (g/t)	3.63	3.57	3.49	3.72
Waste mined (000 tonnes)	9,684	6,529	15,234	12,504
Strip ratio	9.5	4.8	5.4	5.8
Processing				
CIL Plant				
Ore processed (000 tonnes)	1,240	1,172	2,438	2,322
Head grade (g/t)	4.10	4.07	4.00	3.80
Recovery (%)	93.3	94.0	92.3	94.0
Gold produced (ounces)	152,809	143,821	291,628	264,360
Group Summary				
Managed gold production (ounces)	327,330	365,133	667,304	703,855
Geita JV 50%	76,404	71,910	145,814	132,180
Sub-total	403,734	437,043	813,118	836,035
Less minority interests	17,827	20,559	35,375	38,004
Group Attributable Total (ounces)	385,907	416,484	777,743	798,031

Refinancing Completed

On 28 June 2002, Ashanti completed the refinancing of its debt by raising US$306.8 million from the proceeds of:

- Mandatorily Exchangeable Notes ("MENs") of US$75.0 million issued to Lonmin Plc
- Early exercise of warrants resulting in new equity of US$41.8 million
- An initial draw down of US$190.0 million from a new US$200 million five year Revolving Credit Facility ("RCF") arranged by a syndicate of fourteen banks.

The above proceeds were applied to:

- Repay the US$48.0 million outstanding under the then existing revolving credit facility
- Redeem early in cash and at par US$218.6 million outstanding on the 5.5% guaranteed exchangeable notes due March 2003.

The balance of US$40.2 million was retained to meet refinancing and restructuring costs and provide additional working capital to the Ashanti Group.

Ongoing margin free trading arrangements also became effective on 28 June 2002.

Earnings

Earnings before exceptional items for the quarter of US$18.8 million represents a 33% increase on the US$14.1 million recorded during the second quarter of 2001. Higher spot prices and reduced interest charges principally accounted for the increase in earnings. Earnings per share before exceptional items for the quarter were US$0.17 (2001: US$0.12).

Earnings before exceptional items for the six months ended 30 June 2002 of US$36.3 million represents a 57% increase on the earnings of US$23.1 million recorded during the first six months of 2001.

Year to date earnings, after charging exceptional items (refinancing and restructuring costs of US$23.5 million) were US$12.8 million (2001: US$23.1 million). The loss for the quarter, after charging exceptional items (refinancing and restructuring costs of US$22.5 million) was US$3.7 million.

Revenue

Total spot revenue for the quarter was US$127.1 million equivalent to US$315 per ounce (2001: US$274 per ounce). Hedging income of US$11.7 million for the quarter was lower than the US$20.3 million recorded last year, however this was more than compensated for by higher spot revenues averaging US$41 per ounce of gold sold. Total revenue for the quarter was US$141.2 million resulting in a realised gold price of US$350 per ounce (2001: US$320 per ounce).

Hedging

During the quarter, Ashanti's hedgebook generated US$3.3 million of cash. At the quarter end, Ashanti had 5.1 million ounces protected and 7.1 million ounces committed. As at the quarter end, the mark-to-market valuation of Ashanti's hedge book was negative US$112.8 million based on a spot price of US$319 per ounce. Further details are set out on pages 13 and 14. As at the quarter end, Ashanti's share of the mark-to-market valuation of the Geita hedge book based on a spot price of US$319 per ounce, was negative US$37.6 million. Both Ashanti's hedge book and the Geita hedge book benefit from margin free trading.

Cash Operating Costs

Total cash operating costs for the quarter was US$192 per ounce, broadly in line with the US$190 per ounce recorded last quarter, but higher than the US$181 per ounce recorded in the second quarter of 2001. The increase in the cash operating costs during the quarter was due to lower production, wage increases and higher power costs in Ghana.

Profit

Operating profit for the quarter before refinancing and restructuring costs was US$27.2 million (2001: US$24.2 million). An analysis of operating profit is set out on page 12.

Non-mine site exploration expenditure written off in the quarter was US$1.3 million. Corporate expenditure for the quarter of US$4.3 million was lower than the levels recorded in both the previous quarter and the corresponding period last year.

Total net interest payable for the quarter fell from US$8.4 million recorded in the second quarter of 2001 to US$6.3 million during the quarter due to debt repayments and lower interest rates.

Cash Flows and Balance Sheet

Cash inflow from operating activities of US$21.8 million, was lower than the second quarter of 2001 as some of the refinancing and restructuring costs were paid during the quarter. Interest payments of US$5.3 million included US$$3.5 million in respect of the final interest payment on the exchangeable notes. Capital expenditure for the quarter was higher than the same period in 2001 at US$15.7 million (2001: US$10.7 million) which included US$7.1 million (2001: US$7.6 million) at Obuasi. Construction work at the Iduapriem CIL plant and certain items of planned capital expenditure at the Freda-Rebecca mine, accounted for the increase.

At the quarter end, Ashanti's Group gross debt level (excluding the 50% share of the non-recourse Geita project finance loan) stood as follows:

	US$m
US$200 million Revolving Credit Facility ("RCF")	190.0
Iduapriem and Teberebie project finance loans	24.2
Other loans (net of deferred loan fees)	14.7
	228.9
Mandatorily Exchangeable Notes ("MENs")	75.0
Ashanti Group's gross debt as at 30 June 2002	303.9

The MENs, which are subordinated to the RCF, will convert into equity following either a rights issue or approval of Ashanti's shareholders. Ashanti will accrue interest on the MENs in its books at the RCF rate but such interest does not generally become payable until 30 June 2008. Any interest accrued will be deemed to be part of the consideration upon conversion of the MENs into equity.

On 12 July 2002, Ashanti made a voluntary prepayment of US$20.0 million from its cash balances, after meeting refinancing and restructuring costs, reducing the amounts drawn under the RCF to US$170.0 million.

Other Matters

Ashanti prepares its financial statements in accordance with accounting principles generally accepted in the UK ("UK GAAP"), but is required to reconcile these statements in its US filings to accounting principles generally accepted in the US. During the reconciliation performed as part of its 2001 Form 20-F preparation, a technical question arose concerning the relationship between estimates of future gold prices used to test asset impairments and such estimates for purposes of a new US accounting standard which became effective in 2001.

Ashanti has approached its auditors and has notified the US Securities and Exchange Commission in this regard. Filing of the 2001 Form 20-F is expected to be made later this month, once the above technical question has been resolved.

The Australian Stock Exchange ("ASX") amended its Listing Rules in relation to Foreign Exempt Entities with effect from 1 July 2002. Being unable to satisfy the revised ASX Foreign Exempt category thresholds because its net tangible assets were less than the stated threshold of A$2 billion, Ashanti agreed to be automatically removed from the official list of the ASX on 1 July 2002. Subsequently, the Company's shareholders' register held by ASX Perpetual Trustees Limited has been transferred for incorporation into the UK Branch Register.

Ashanti continues to have a joint primary listing on the Ghana Stock Exchange and the London Stock Exchange and continues to be listed on the New York Stock Exchange and the Zimbabwe Stock Exchange. Ashanti's securities trade as Global Depositary Securities in both London and New York; as ordinary shares in Ghana, London and Zimbabwe where it also trades as Zimbabwe Depositary Receipts.

Independent Review Report to Ashanti Goldfields Company Limited

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2002 which comprises the profit and loss account, the balance sheets, the cash flow statement and related notes 1 and 2 and we have read the other information contained in the second quarter report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the United Kingdom Financial Services Authority which requires that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in United Kingdom Bulletin 1999/4 issued by the United Kingdom Auditing Practices Board. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

Deloitte & Touche - Accra
Chartered Accountants

5 August 2002

9

	Note	3 months to 30 June 2002 Group Before exceptional costs US$m	Exceptional costs US$m	After exceptional costs US$m	3 months to 30 June 2001 Group US$m	6 months to 30 June 2002 Before exceptional costs Group US$m	Exceptional costs US$m	After exceptional costs US$m	6 months to 30 June 2001 Group US$m
Turnover: Group and share of joint venture	2	141.2	-	141.2	139.9	278.1	-	278.1	269.4
Less share of joint venture turnover		(22.5)	-	(22.5)	(20.0)	(42.5)	-	(42.5)	(37.0)
Group turnover		118.7	-	118.7	119.9	235.6	-	235.6	232.4
Cash operating costs	2	(65.5)	-	(65.5)	(69.6)	(133.3)	-	(133.3)	(138.8)
Exceptional refinancing and restructuring costs		-	(22.5)	(22.5)	-	-	(23.5)	(23.5)	-
Other costs		(6.1)	-	(6.1)	(6.5)	(12.5)	-	(12.5)	(13.3)
Royalties		(3.0)	-	(3.0)	(2.9)	(5.8)	-	(5.8)	(5.4)
Depreciation and amortisation		(22.8)	-	(22.8)	(23.9)	(42.8)	-	(42.8)	(45.3)
Total costs		(97.4)	(22.5)	(119.9)	(102.9)	(194.4)	(23.5)	(217.9)	(202.8)
Operating profit/(loss)	2	21.3	(22.5)	(1.2)	17.0	41.2	(23.5)	17.7	29.6
Share of operating profit of joint venture		5.9	-	5.9	7.2	11.3	-	11.3	11.6
Total operating profit/(loss)		27.2	(22.5)	4.7	24.2	52.5	(23.5)	29.0	41.2
Net interest payable: Group		(5.2)	-	(5.2)	(6.4)	(10.1)	-	(10.1)	(11.6)
Joint venture		(1.1)	-	(1.1)	(2.0)	(2.2)	-	(2.2)	(4.0)
Profit/(loss) before taxation		20.9	(22.5)	(1.6)	15.8	40.2	(23.5)	16.7	25.6
Taxation		(2.1)	-	(2.1)	(1.7)	(3.9)	-	(3.9)	(2.5)
Profit/(loss) after taxation		18.8	(22.5)	(3.7)	14.1	36.3	(23.5)	12.8	23.1
Minority interests		-	-	-	-	-	-	-	-
Profit/(loss) attributable to shareholders		18.8	(22.5)	(3.7)	14.1	36.3	(23.5)	12.8	23.1
Dividends		-	-	-	-	-	-	-	-
Retained profit/(loss) for the period		18.8	(22.5)	(3.7)	14.1	36.3	(23.5)	12.8	23.1
Earnings per share (US$)		0.17	(0.20)	(0.03)	0.12	0.32	(0.21)	0.11	0.20

Group Balance Sheet

	As at 30 June 2002			As at 30 June 2001	As at 31 Dec 2001
	Group US$m	Interest in joint venture US$m	Total US$m	Group US$m	Group US$m
Fixed assets					
Intangible assets	18.0	57.0	75.0	20.3	18.8
Tangible assets	601.0	100.9	701.9	622.6	612.9
Investments					
– Geita joint venture	90.8	(90.8)	–	76.9	81.7
– Loans to joint venture and other investments	32.6	–	32.6	32.6	32.6
	742.4		809.5	752.4	746.0
Current assets					
Stocks	72.9	10.1	83.0	74.3	73.5
Debtors	20.9	12.9	33.8	17.0	16.1
Cash	78.5	13.0	91.5	55.3	55.2
	172.3	36.0	208.3	146.6	144.8
Creditors: amounts falling due within one year					
Creditors	(148.3)	(12.8)	(161.1)	(168.2)	(155.0)
Borrowings	(12.9)	(10.8)	(23.7)	(5.0)	(25.3)
	(161.2)	(23.6)	(184.8)	(173.2)	(180.3)
Net current assets/(liabilities)	11.1	12.4	23.5	(26.6)	(35.5)
Total assets less current liabilities	753.5		833.0	725.8	710.5
Creditors: amounts falling due over one year					
Creditors	(47.4)	(31.1)	(78.5)	(60.6)	(49.8)
Borrowings	(291.0)	(45.9)	(336.9)	(337.6)	(300.6)
Provisions for liabilities and charges	(20.2)	(2.5)	(22.7)	(25.7)	(19.8)
	394.9		394.9	301.9	340.3
Capital and reserves					
Stated capital	587.0			544.3	545.2
Reserves	(194.1)			(246.5)	(206.9)
Equity shareholders' funds	392.9			297.8	338.3
Equity minority interests	2.0			4.1	2.0
	394.9			301.9	340.3

The financial information for the second quarter and six months ended 30 June 2002 were approved by the Board of directors on 5 August 2002 and signed on its behalf by:

S E Jonah
Director

S Venkatakrishnan
Director

11

	3 months to 30 June 2002 US$m	3 months to 30 June 2001 US$m	6 months to 30 June 2002 US$m	6 months to 30 June 2001 US$m
Cash inflow from operating activities	21.8	23.6	45.0	41.5
Returns on investments and servicing of finance				
Interest received	0.2	0.6	0.3	1.7
Interest paid	(5.3)	(3.5)	(13.4)	(13.2)
Net cash outflow from returns on investments and service of finance	(5.1)	(2.9)	(13.1)	(11.5)
Taxation				
Corporate tax paid	(1.1)	–	(1.7)	(2.6)
Capital expenditure and financial investments				
Purchase of tangible fixed assets	(15.7)	(10.7)	(30.6)	(22.1)
Net cash outflow from capital expenditure and financial investment	(15.7)	(10.7)	(30.6)	(22.1)
Cash (outflow)/inflow before financing	(0.1)	10.0	(0.4)	5.3
Financing				
Loans drawn down	265.0	–	265.0	–
Loan repayments	(271.1)	(10.0)	(283.1)	(23.6)
Issue of shares	41.8	–	41.8	–
Net cash inflow/(outflow) from financing	35.7	(10.0)	23.7	(23.6)
Increase/(decrease) in cash	35.6	–	23.3	(18.3)

1. Basis of Preparation

The unaudited results for the six months ended 30 June 2002 have been prepared in accordance with the accounting policies set out in the Annual Report and Accounts for the year ended 31 December 2001 except for Deferred Taxation which in accordance with Financial Reporting Standard 19 ("FRS 19") is required to be implemented for accounting periods ending on or after 23 January 2002 and will be implemented by the Company in the 2002 annual accounts. Previously deferred tax was to be provided only to the extent that a liability was expected to crystallise. FRS 19 requires deferred tax to be provided for on a full provision basis. Adoption of FRS 19 will require the comparative figure for the tax on operating profit on ordinary activities for 2001 to be restated from the previously reported amount of US$6.8 million to US$9.6 million. This adjustment will be reflected in the 2002 annual accounts.

2. Operating Profit Analysis by Business Area

6 months to 30 June 2002	Obuasi	Iduapriem	Bibiani	Siguiri	Freda-Rebecca	Hedging income	Exploration	Corp. Admin	Exceptional Costs	Group	Geita	Total
Production ounces	260,147	87,613	121,025	148,219	50,300	–	–	–	–	667,304	145,814	813,118
US$ million												
Revenue – spot	78.8	26.5	36.9	45.2	15.3	–	–	–	–	202.7	44.4	247.1
– hedging	–	–	–	–	–	27.1	–	–	–	27.1	(1.9)	25.2
– government support price	–	–	–	–	5.8	–	–	–	–	5.8	–	5.8
	78.8	26.5	36.9	45.2	21.1	27.1	–	–	–	235.6	42.5	278.1
Operating costs	(51.1)	(18.2)	(22.3)	(30.4)	(11.3)	–	–	–	–	(133.3)	(22.0)	(155.3)
Other costs	–	(0.5)	(0.2)	(0.6)	–	–	(2.3)	(8.9)	–	(12.5)	(1.6)	(14.1)
Refinancing and restructuring costs	–	–	–	–	–	–	–	–	(23.5)	(23.5)	–	(23.5)
Royalties	(2.4)	(0.8)	(1.1)	(1.5)	–	–	–	–	–	(5.8)	(1.3)	(7.1)
EBITDA	**25.3**	**7.0**	**13.3**	**12.7**	**9.8**	**27.1**	**(2.3)**	**(8.9)**	**(23.5)**	**60.5**	**17.6**	**78.1**
Depreciation and amortisation	(17.8)	(1.7)	(7.5)	(8.9)	(6.2)	–	–	(0.7)	–	(42.8)	(6.3)	(49.1)
Operating profit/(loss) 30.6.2002	7.5	5.3	5.8	3.8	3.6	27.1	(2.3)	(9.6)	(23.5)	17.7	11.3	29.0
30.6.2001	(3.1)	1.9	4.5	(4.8)	1.8	43.2	(3.3)	(10.6)	–	29.6	11.6	41.2

3 months to 30 June 2002	Obuasi	Iduapriem	Bibiani	Siguiri	Freda-Rebecca	Hedging income	Exploration	Corp. Admin	Exceptional Costs	Group	Geita	Total
Production ounces	120,051	39,769	61,219	79,077	27,214	–	–	–	–	327,330	76,404	403,734
US$ million												
Revenue – spot	37.7	12.4	19.3	25.0	8.6	–	–	–	–	103.0	24.1	127.1
– hedging	–	–	–	–	–	13.3	–	–	–	13.3	(1.6)	11.7
– government support price	–	–	–	–	2.4	–	–	–	–	2.4	–	2.4
	37.7	12.4	19.3	25.0	11.0	13.3	–	–	–	118.7	22.5	141.2
Operating costs	(24.6)	(9.0)	(11.2)	(14.6)	(6.1)	–	–	–	–	(65.5)	(11.9)	(77.4)
Other costs	–	(0.3)	(0.1)	(0.1)	–	–	(1.3)	(4.3)	–	(6.1)	(0.8)	(6.9)
Refinancing and restructuring costs	–	–	–	–	–	–	–	–	(22.5)	(22.5)	–	(22.5)
Royalties	(1.2)	(0.4)	(0.6)	(0.8)	–	–	–	–	–	(3.0)	(0.7)	(3.7)
EBITDA	**11.9**	**2.7**	**7.4**	**9.5**	**4.9**	**13.3**	**(1.3)**	**(4.3)**	**(22.5)**	**21.6**	**9.1**	**30.7**
Depreciation and amortisation	(8.9)	(0.8)	(4.3)	(4.8)	(3.6)	–	–	(0.4)	–	(22.8)	(3.2)	(26.0)
Operating profit/(loss) 30.6.2002	3.0	1.9	3.1	4.7	1.3	13.3	(1.3)	(4.7)	(22.5)	(1.2)	5.9	4.7
30.6.2001	(1.5)	1.7	2.1	(0.4)	2.3	19.6	(1.7)	(5.1)	–	17.0	7.2	24.2

The table below shows all forward and option positions that Ashanti had as at 28 June 2002:

		2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
Forward Sales														
	(ounces)	368,748	748,742	529,992	520,996	410,000	340,000	265,000	306,000	276,000	240,000	180,000	130,000	4,315,478
	(US$/ounce)	332	349	352	347	355	357	368	359	364	369	379	371	355
Puts:														
Bought	(ounces)	75,000	50,000	111,200	111,200	111,200	111,200	79,200	79,200	79,200	-	-	-	807,400
	(US$/ounce)	385	354	370	370	370	370	378	378	378	-	-	-	372
Calls:														
Sold	(ounces)	428,115	665,092	628,972	425,528	312,056	391,076	363,660	152,220	112,500	112,500	112,500	84,500	3,788,719
	(US$/ounce)	330	336	339	344	377	372	374	376	375	375	375	367	353
Bought	(ounces)	30,000	240,000	280,000	60,000	172,996	172,996	-	-	-	-	-	-	955,992
	(US$/ounce)	380	429	444	380	418	418	-	-	-	-	-	-	425
Subtotal	(ounces)	398,115	425,092	348,972	365,528	139,060	218,080	363,660	152,220	112,500	112,500	112,500	84,500	2,832,727
Summary:														
Protected	(ounces)	442,447	798,742	641,192	632,196	521,200	451,200	344,200	385,200	355,200	240,000	180,000	130,000	5,121,577
Committed														
	(ounces)	765,562	1,173,834	878,964	886,524	549,060	558,080	628,660	458,220	388,500	352,500	292,500	214,500	7,146,904
Total committed ounces as a percentage of total forecast production (excluding Geita production for the period of the project finance, ie 2002 - 2007)														61%
Lease Rate Swap Ounces Due		2,749,750 1,301	4,023,000	3,643,800	3,072,100	2,520,200	2,035,800	1,551,400	1,183,900	757,000	389,500	168,000		

Forward Sales:

A total of 4.32 million ounces have been sold forward at an average price of US$355 per ounce.

Put Options:

Ashanti has purchased 807,400 ounces of put options that give Ashanti the right, but not the obligation, to sell gold at certain strike prices. The average strike price is US$372 per ounce.

Call Options:

Ashanti has sold 3.79 million ounces of call options at an average strike price of US$353 per ounce. As a partial offset, Ashanti has bought 0.96 million ounces of call options at an average strike price of US$425 per ounce which started maturing in 2002.

Gold Lease Rate Swaps:

As of 28 June 2002, a maximum of 4.03 million ounces of Ashanti's hedged production will be exposed to the floating 1, 3 and 6 month lease rate at any one time.

The lease rate swaps can be broken down into the following types (under all of these contracts Ashanti receives a certain lease rate income, which can be regarded as compensation for the lease rate exposure that Ashanti takes on).

Volume (ozs)	Fixed Rate	Description
21,875	2.00%	Ashanti pays a monthly floating rate and receives a monthly fixed rate of 2%
1,546,000	1.90%	Ashanti pays a semi-annual floating rate and receives a semi-annual fixed rate of 1.9%
1,897,000	1.75%	Ashanti pays a quarterly floating rate and receives a quarterly fixed rate of 1.75%.
920,000	2.00%	Ashanti pays a quarterly floating rate and receives a fixed amount of dollars at maturity. The quarterly amount is rolled until maturity of each forward contract. The fixed amount for each contract is calculated using the formula: Volume*Years To Maturity*302*2.00%.
Total 4,384,875		

Hedging Commitments

Mark-to-market valuations

On 28 June 2002, the portfolio had a negative mark-to-market value of US$112.8 million. This valuation was based on a spot price of US$319 and the then prevailing applicable US interest rates, gold forward rates and volatilities. The delta at that time was 6.2 million ounces. This implies that a US$1 increase in the price of gold would have a US$6.2 million negative impact (approximate) on the mark-to-market valuation of the hedge book. Movements in US interest rates, gold lease rates, volatilities and time will also have a sizeable impact on the mark-to-market. All these variables can change signficantly over short time periods and can consequently materially affect the mark-to-market valuation.

The approximate breakdown by type of the mark-to-market valuation at 28 June 2002 was as follows:

	US$m
Forward contracts	(23.0)
European Put options (net bought)	28.3
European Call options (net sold)	(93.2)
Lease rate swaps	(24.9)
	(112.8)

Geita Hedging Commitments

The table below shows Ashanti's portion of hedging commitments for Geita as at 28 June 2002. This represents half of Geita's hedge commitments.

	2002	2003	2004	2005	2006	2007	Total
Forward Sales (ounces)	116,442	238,681	195,558	125,744	94,576	120,938	891,939
(US$/ounce)	283	286	289	294	296	298	290
Puts:							
Bought (ounces)	10,068	26,735	25,586	24,350	18,115	23,390	128,244
(US$/ounce)	292	291	291	291	291	292	291
Summary:							
Protected (ounces)	126,066	265,416	221,144	150,094	112,691	144,328	1,019,739
Committed (ounces)	115,998	238,681	195,558	125,744	94,576	120,938	891,495
Lease Rate Swap	200,964	156,301	116,774	76,301	41,240	-	-
Ounces Due	444						

Mark-to-Market Valuation

On 28 June 2002, the Geita portfolio had a negative mark-to-market value of US$75.1 million (Ashanti's portion - US$37.6 million). This valuation was based on a spot price of US$319 per ounce and the then prevailing US interest rates, gold forward rates and volatilities.

This report contains a number of statements relating to plans, forecasts and future results of Ashanti Goldfields Company Limited ("Ashanti") that are considered "forward looking statements" as defined in the Private Securities Litigation Reform Act 1995 of the United States of America including but not limited to future working capital, future production levels, operating costs and plans for diversification. Ashanti may also make written or oral forward-looking statements in its presentations, periodic reports and filings with the various regulatory authorities, in its annual report to shareholders, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward looking statements include statements about our beliefs, hopes, projections and expectations, and may include statements regarding future plans, objectives or goals, anticipated production or construction commencement dates, construction completion dates, working capital, expected costs, production output, the anticipated productive life of mines, projected cashflows, debt levels, and mark-to-market values of and cashflows from the hedgebook.

Such statements are based on current plans, information, intentions, estimates and projections and certain external factors which may be beyond the control of Ashanti and, therefore, undue reliance should not be placed on them. Forward looking statements speak only as of the date they are made, and Ashanti undertakes no obligation to update publicly any of them in light of new information or future events. These statements are subject to risks and uncertainties that could cause actual occurrences to differ materially from the forward looking statements, such as the risks that Ashanti may not be able to achieve the levels of production and operating costs it has projected. Additional risk factors affecting Ashanti are set out in Ashanti's filing with the US Securities and Exchange Commission.

Ashanti can give no assurances that such results, including the actual production or commencement dates, construction completion dates, costs or production output or anticipated life of the projects and mines, projected cashflows, debt levels, and mark-to-market values of and cashflows from the hedgebook, and projections of the conditions under which a Hedge Counterparty might be permitted to make margin calls discussed will not differ materially from the statements contained in this report. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors collectively referred to as "Risk Factors", many of which are beyond the control of Ashanti, which may cause actual results to differ materially from those expressed in the statements contained in this report. These Risk Factors include leverage, gold price volatility, hedging operations, reserves estimates, exploration and development, mining, yearly output, infrastructure, Ghanaian political risks, environmental regulation, labour relations, general political risks, control by principal shareholders, Ghanaian Statutory provisions, dividend flows and litigation. For example, future revenues from projects or mines described herein will be based in part upon the market price of gold, which may vary significantly from current levels. Such variations, if materially adverse, may impact the timing or feasibility of the developments of a particular project or the expansion of specified mines.

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated life of mines include the ability to produce profitably and transport gold extracted therefrom to applicable markets, the impact of foreign currency exchange rates, the impact of any increase in the costs of inputs, and activities by governmental authorities where such projects or mines are being explored or developed, including increases in taxes, changes in environmental and other regulations and political uncertainty.

Likewise the cashflows from and mark-to-market values of the hedgebook can be affected by, inter alia, gold price volatility, US interest rates, gold lease rates and active management of the hedgebook.

Forward looking statements speak only as of the date they are made, and Ashanti undertakes no obligation to update publicly any of them in light of new information or future events.

Enquiries

Ashanti Goldfields Company Limited

James K. Anaman
Managing Director, Public Affairs Tel: (+233) 21 778178

Ernest Abankroh
Company Secretary Tel: (+44) 20 7256 9938

North American Contact
Golin Harris
Allan Jordan Tel: (+1-212) 697 9191

website: www.ashantigold.com

Designed and produced by THE & FACTOR. Printed in England by royle corporate print

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2002

ASHANTI GOLDFIELDS COMPANY LIMITED

By: ....

Name: Ernest Abankroh
Title: Company Secretary

Signature/ea*